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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Omega Project Co., Ltd

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**FORMER NAME

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FILE NO. 82- 5030 FISCAL YEAR 3-31-03

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OICF/BY: dlw

DATE : 6/25/03

(Translation)

To Shareholders

June 10, 2003

Omega Project Co., Ltd.
31-10 Sakuragaoka-cho,Shibuya-ku, Tokyo
Mr. Toyoyuki Yokohama
Representative Director and President

Notice of Convocation of the Annual General Meeting of Shareholders for the 28th Fiscal Year

Dear Shareholders:

As the Annual General Shareholders Meeting of the Company for the 28th Fiscal Year will be convened as follows, we kindly ask for your attendance.

In the event it will not be possible for you to attend on that day, we request, even though it will be bothersome, that you study the attached reference materials and indicate your approval or disapproval on the voting ballot form enclosed herewith and after affixing your seal thereto, please return it by mail.

To Wit:

1. Date and Time: June 27, 2003 (Friday) at 10:00 am.
2. Location: Shibuya 4-4-25, Shibuya-ku, Tokyo
   Ivy Hall Aogaku Kaikan, 4th Floor
   Kurinon Room
3. Agenda for the Meeting:

Matters to be reported:

Report on the Balance Sheet, Profit & Loss Statement and Business Report for the 28th Fiscal Year (from April 1, 2002 to March 31, 2003).

Matters to be resolved:

First Item: Approval of the proposed appropriation of retained loss for the 28th fiscal year (from April 1, 2002 to March 31, 2003). .
Second Item: Amendment in part of the Articles of Incorporation.
Third Item: Amendment in part of the convension price conditions for the second domestic convertible bond with maturity date of August 27th. 2005 and Euro-Yen convertible bond with maturity date of November 30th., 2004.
Fourth Item: Election of three (3) directors.
Fifth Item: Election of one (1) statutory auditor.
Sixth Item: Election of accounting audit firm.

End

If you are attending the meeting, please submit the enclosed voting exercise form to the reception desk.

Business Report

28th Fiscal Year (from April 1, 2002 to March 31, 2003).

I. Outline of Business

1. Status of the Progress, Results and Disposition of Business

(1) Progress and Results of Business

Set along with the background of confusions on domestic & overseas economical conditions, the economic fundamentals of Japan have continued severe conditions due to factors such as the negative environment of employment and consumption with together the on-going assets deflations.

Surrounded by these circumstances, the Company reconsidered the former business structures aiming the global entertainment content provider with subsidiaries, affiliates and external capital holding companies, and restructured the consolidated corporate structure lergely aiming the improvement of non-consolidate corporate conditions especially for balance-sheet condition. Since September end 2002, the Company sifted to the consolidated structure consisting only from one affiliate with equity method.

The former major subsidiary in Korea, Starmax Co., Ltd. & three Korean subsidiaries, were sifted to the only shareholding status companies backing to the March end 2002, through the corporate conjunction between Starmax Co., Ltd.& Gaonix Co., Ltd. in July 2002.
And domestic shareholding subsidiary company, Sigmax Inc., the former name was BASARA Entertainment Inc., was sifted to the affiliate company with equity method through the sales of shares by the Company.

And dated February 3rd. 2003, the Company decided the abolishon of Film rights trading business. The reasons for this withdrawal were the Film rights trading business lagely depending on the global subsidiaries network and liabilities from bank borrowings with medium and long term basis cash investment required, the Company reconsidered the business risks would become higher under the current sluggish global & domestic economical conditions.
Along with the withdrawal, the Company was obliged to account the 5.9 billion yen loss by the March end 2003.

Also at the March end 2003, the Company finally sold business rights of Electronics of BODYSONIC brand to Science Technical Research Inc. and sold the shares of Sigmax Inc. excluding from the consolidated basis and acquired 100% shares of Aoyama Research Inc., which was the subsidiary of Sigmax Inc., as the only one subsidiary of the Company.
And regarding real estate business, the Company is also on the way of abolishon along with the sales of real estate assets in order to decrease the bank borrowings.

On the other hand, the Company acquired the cash through the equity finacings based on private placement for N.D.F. Holdings Inc. and others issuing EuroYen Convertible Bond and Stock Options in November & December 2002 and March 2003.

As a result of the foregoing, sales for the current consolidated fiscal year amounted to Yen 7,501 million (44.8% decrease from the previous fiscal year) while operation loss amounted to Yen 2,741 million and ordinary loss amounted to Yen 3,236 million (turning into red figures), and the net loss amounted to Yen 5,982 million finally.

The following table sets forth status of sales by business category.

Business Category \ Fiscal Year		Current (4/1/02-3/31/03)		Previous (4/1/01-3/31/02)		Comparison to Previous Fiscal Year (Up or Down)
		Amount	Percentage	Amount	Percentage	
		Million Yen	%	Million Yen	%	%
Entertainment and Contents Business	Revenue from Sales of Rights to Entertainment and Contents	753	10.0	6,084	44.8	87.6 (down)
	Revenue from Contracts for Production of Entertainment and Contents	1,370	18.3	40	0.3	3,325 (up)
	Subtotal	2,123	28.3	6,125	45.1	65.3 (down)
Mobile Phones and Internet Business		4,733	63.1	6,982	51.4	32.2 (down)
EElectronics Business		379	5.1	182	1.4	108.2 (up)
Others	Real Estate Business	157	2.1	202	1.5	22.3 (down)
	Others	107	1.4	86	0.6	24.4 (up)
	Subtotal	265	3.5	288	2.1	18.0 (down)
Total		7,501	100.0	13,578	100.0	44.8 (down)

Sales Results by Business Category

(Note:) Amounts of less than one million yen have been rounded downward and disregarded.

Explanation of the Individual Businesses for above Business Categories

<Entertainment and Contents Business>
Retreating from Film, Video, DVD, TV rights trading business by February 2003, the annual sales of Entertainment & Contents business was amounted to Yen 2,123 million (65.3% decreased year on year).

<Mobile Phones and Internet Business>
As for Mobile Phones and Internet Business, the wholesale distribution of mobile phones in association with Yuasa Newcom Co., Ltd., Kanematsu Communications Co., Ltd., Idocom Co., Ltd. and Alfa Group Co., Ltd. , the annual sales of Mobile Phone & Internet business was amounted to Yen 4,733 miilion (32.2% decreased year on year) by the matured and sluggish domestic market conditions.

<Electronics Business>
As for Electronics Business, recorded sales of the Bodysonic home use chair & sofa products developed in collaboration with Otsuka Furniture Co., Ltd. and the sales of the lower priced personal use chair product "pB", other OEM products, system products, and furniture related products in addition to on-going sales of the basic model "Refresh 1", and with Film Theater Seats, amounting to sales of Yen 379 million (108.2% increased year on year).

<Other Business>
As for Real Estate Business of the Company attained income of Yen 157 million (22.3% decreased year on year) from rentals etc. of real estate owned by the Company.
And other business sales amounted to Yen 107 million (24.4% increased year on year).

(2) Important Business Matters to be Dealt With

The most major issue of the Company for the future is to decrease the carried over loss of Yen 7.5 billion occuring March end 2003.

As for the concrete steps, the following 4 steps are considered to be required.

1. Restructuring & Reengineering for the Company's business structure.
2. The core business change from the Film rights tradings.
3. Sifting to the own cash business operation decreasing the external debt.
4. Reshaffling of the Company's administrative organization.

As for the present situations,

1. The Company's present consolidated structure was squeezed to the Company and only one subsidiary, Aoyama Research inc., after the sales of shares of Sigmax Inc. by March end 2003.
   And regarding Electronics Business (BODYSONIC Business), the Company sold the business rights at March end 2003. Also regarding Real Estate Business, the Company is on the way to withdraw along with the sales of own building properties to repay the Bank borrowings.
   And regarding the Mobile Net Business, mainly the whole sale business of mobile phones, were decided to abolish by the end of June 2003 considering about the current matured and competitive market conditions and the Company's total business restructurings and reengineerings.

2. Regarding Entertainment Contents Business, the Company retreated from the Film rights tradings in February 2003 and promotes own contents production and sales agent business at present.

3. The existing amount of Bank borrowings was decreased by aquired own cash through Equity Financings and the sales of own building properties down to Yen 1.7 billion at March end 2003 from Yen 5.8 billion at September end 2002.

4. As the new representative president C.E.O., Mr. Kyohichi Miyazaki is expected to be appointed by the Annual General Shareholders Meeting in June 2003. After the AGM the Company expects the business operation lead by two representative directors, Chairman and C.E.O., and three external directors.

Regarding the dividend payment policy, the Company decided to continue no dividend this year, proceeding the depreciation of the carried over loss of Yen 7.5 billion.
The Company considers to try to recover the corporate value through new restructured business promotions along with Corporate business policies.

2. Status of Investment in Facilities

Regarding own building properties, the building located in Shibuya Tokyo was sold & transferred on Feb. 17th. 2003, and one located in Setagaya Tokyo was sold & transferred on Mar. 20th. 2003, another one located in Suginami Tokyo was sold & transferred on Oct. 31st. 2002.

3. Status of Financing

On November 19, 2002 the Company implemented a capital increase through third party allocation of shares as follows.

(1) Number of Shares Issued: 6,772,000 shares
(2) Total Issue Amount: Yen 433,408,000
(3) Total Amount Allocated to Capital: Yen 216,704,000
(4) Party Receiving Allocation: N. D. F. Holdings Inc.

On December 20, 2002 the Company implemented a capital increase through third party allocation of shares as follows.

(1) Number of Shares Issued: 9,200,000 shares
(2) Total Issue Price: Yen 607,200,000
(3) Total Amount Allocated to Capital: Yen 303,600,000
(4) Party Receiving Allocation and Number of Shares:
N. D. F. Holdings Inc. 6,200,000 shares
Lucrative Asset Limited 3,000,000 shares

On March 19, 2003 the Company issued Euro-Yen convertible bond having a maturity date of February 29, 2008 pursuant to the following conditions

(1) Total Issue Amount: Yen 400,000,000
(2) Interest rate 0%
(3) Issue Price Yen 10,000,000 against face value of Yen 10,000,000
(4) Redemption Deadline February 29, 2008
(5) Conversion Price Yen 33
(6) Total Amount Allocated to Capital: Yen 17 per share
(7) Period of Demand Conversion From March 25, 2003 to February 28, 2008
(8) Parties Receiving Allocation
N. D. F. Holdings Inc. Yen 400,000,000

On March 19, 2003 the Company issued the stock option rights with issuing new company shares as third party allocation to the following conditions

(1) Number of Total Issue : 6,500 units (65,000,000 shares)
(2) Total Option Issue Price: Yen 195,000,000
(3) Issue Price Yen 30,000 per one unit
(4) Execution Price Yen 360,000 per one unit (Yen 36 per share)
(5) Issue Price of Share by exercising stock option rights
Yen 39 per share
(6) Amount Allocated to Capital: Yen 20 per share
(7) Period of Demand Execution From March 25, 2003 to March 24, 2004
(8) Parties Receiving Allocation N. D. F. Holdings Inc. 6,500 units

4. Table of Changes in Business Results and Assets

Item \ Fiscal Year	The 25th	the 26th	the 27th	the 28th
	(4/1/99-3/31/00)	(4/1/00-3/31/01)	(4/1/01-3/31/02)	(4/1/02-3/31/03)
Gross sales (Million Yen)	8,849	10,892	13,578	7,501
Ordinary Profit (Loss) (Million Yen)	1,024	816	586	(3,236)
Net Profit (Loss) (Million Yen)	810	886	280	(5,982)
Net Profit (Loss) per Share (Yen)	16.07	16.67	4.11	(73.39)
Gross Assets (Million Yen)	15,027	20,124	20,911	13,484
Net Assets (Million Yen)	8,245	11,931	10,236	8,127
Net Assets per Share (Yen)	160.13	189.30	139,23	55.47

(Notes:)

1. The abovesaid amounts (except for net profit (loss) per share for this fiscal year and net assets per share) are rounded down discarding amounts of less than one million yen.

2. Profit or loss per share for this fiscal year was calculated based on the average number of issued and outstanding shares during the fiscal year, and net assets per share was calculated based on the total number of shares issued and outstanding as of the end of the fiscal year.

II. Outline of Company (as of March 31, 2003)

1. Nature of Primary Business

The Company is engaged in promoting, domestically and abroad, its business of providing comprehensive entertainment including its entertainment and contents business focusing mainly on purchase and sale of motion picture contents rights, planning, production and investment, wholesale and retail cellular phone business and mobile phones and Internet entertainment contents delivery business and the Bodysonic business making use of the bodily sound effect (Bodysonic) technology to provide entertainment for the hearing impaired

2. Status of Shares

(1) Total number of authorized shares	189,000,000 shares
(2) Total number of issued and outstanding shares	146,549,941 shares
(3) Number of new shares issued in the 28th fiscal year	73,000,073 shares
Number of Capital increased in the 28th fiscal year	Yen of 1,987,564,604.
(4) Number of Shareholders	13,542

(5) Major Shareholders

Name of Shareholder	Status of Investment in the Company		Status of Investment in the Major Shareholders of the Company	
	Number of Shares Owned	Ratio of .Shareholding to Total Issued and Outstanding Shares	**Number of Shares Owned**	Ratio of .Shareholding to Total Issued and Outstanding Shares
	(1,000 shares)	%	(1,000 shares)	%
N. D. F. Holdings Inc.	51,119	34.88	-	-
Marubeni Corp.	2,524	1.72	-	-
Tachibana Securities Co., Ltd.	2,516	1.72	-	-
Kenji Sekizawa	2,000	1.36	-	-
Matsui Securities Co., Ltd.	1,405	0.96	-	-
U. B. S., AG London.	1,121	0.76	-	-
Iwai Securities Co., Ltd.	1,097	0.75	-	-
Commert Bank Limited Trust Account	1,090	0.74	-	-
Omega Project Co. Ltd.	777	0.53	-	-
Kazumasa Iwata	600	0.41	-	-

(Notes:)

1. N.D.F. Holdings Inc. reported to hold 12,550,000 shares of the Company by the end of March 2003 based on the document released April 4th. 2003 about number of share change.

   Name of the holder N.D.F. Holdings Inc.

   Address of the holder P. O. Box71 Craigmuir Chambers, Road Town, Tortola, British Virgin Islamds

   Number of shares 12,550,000 shares as of March end 2003

2. Within the shares under the Company's name, 750,000 shares were transferred to Logicom Inc. by the March end 2003. The actual number of treasury stock at March end 2003 is 27,311 shares only.

3. Major Lenders

Lenders	Balance of Debt at the End of the	Shareholding by Lenders	
		Number of Shares	Percentage
	Million Yen	Thousand Shares	%
UFJ Bank Co., Ltd	440	–	–
Mizuho Bank Co., Ltd.	354	–	–
Risona Bank Co., Ltd.	243	–	–
Tokyo Tomin Bank Co., Ltd..	188	–	–
Higashi Nihon Bank Co., Ltd	164	–	–
Mizuho Trust Bank Co., Ltd.	164	–	–
Tokyo Mitsubishi Bank Co., Ltd	158	–	–

(Notes:) Daiwa Bank Co., Ltd. became Risona Bank Co., Ltd. under the unification of Risona Group from March 1st. 2003.

4. Principal Places of Business

Company Headquarters (Shibuya-ku, Tokyo)
Bodysonic Headquarters (Suginami-ku, Tokyo)
(Note) The Bodysonic headquaters office moved in January 2003 from Shibuya-ku, Sakuragaoka-Chou, Tokyo to Suginami-ku, Kouenji-Minami, 2-20-5, Tokyo.

5. Status of Business Combinations among subsidiary companies.

(1) Status of Major Subsidiaries

Company Name	Amount of Capital	Ratio owned by the Company	Nature of Major Business
Aoyama Research Inc.	10 million yen	100%	Insurance Marketing Research, Consulting and Investment.

(2) ① Korean subsidiary companies, STARMAX, Cine-Town, Starmax Media, Rentrack Korea, are excluded from the consolidation of the Company through the conjunction between STARMAX and GAONIX companies in June 2002.

② Omega Pictures, Another Heaven, An entertainment, Omega Micott, Betterwave, Omega Pictures Korea, Movie Eye Entertainment companies are also excluded from the consolidation of the Company through their parent company, BASARA Entertainment Inc., was changed from the subsidiary of the Company to the affiliate under equity method of the Company.

③ Nekketsu-Oh, And, Sweet Basil Int'l, Omega Link companies were also excluded from the consolidation of the Company through the sales of holding shares by the Company.

④ The Company aquired 100% of Aoyama Research Inc., which used to be the subsidiary of BASARA Entertainment Inc., however the Company sold the BASARA Entertainment Inc.

(3) Results of Combinations

After the combination, the Company holds only one consolidated subsidiary and there is no affiliate company under equity method.

The consolidated sales for this fiscal year were Yen 9.1 billion and consolidated net loss was Yen 6.1 billion.

6. Treasury stock

(1) ① Acquisition of Treasury stock

Acqusition by purchasing shares under the denomination.
Common stock of 2,120 shares.
Total amount of purchasing shares 123 thousands Yen

② Acquisition as collateral repayment for short term lendings
Common stock of 750,000 shares.
Total amount of acquisition shares 56,550 thousands Yen

(2) Disposition of Treasury stock
Common stock of 750,000 shares.
Total amount of acquisition shares 56,550 thousands Yen

(3) Number of shares held as Treasury stock at the end of this fiscal year.
Common stock of 27,311 shares.

7. Status of Employees

sex	Number of Employe	Compared to Previous Fiscal Year (increase/decrease)	Average Age	Average Duration of
	Persons	persons	years	years
Male	20	4 (increase)	32.3	2.8
Female	10	-	26.4	1.6
Total	30	4 (increase)	30.3	2.4

(Note:) The primary reason for increase was hiring of new graduates and lateral hires.

8. Directors and Corporate Auditors

Title	Name	Duties or Main Profession
Representative Director & President	Toyoyuki Yokohama*	
Director	Min Ki Kim	Representative Director & President of STARMAX Co., Ltd.
Director	Masaaki Aoshima*	Representative Director of Trinity Japan Co., Ltd.
Full-Time Auditor	Hiroya Kawata	
Auditor	Yoshihiro Hongo	Executive Head of Tsuji・Hongo Tax Account Corporation.
Auditor	Yoshihide Furubiki	Representative Director of Lack Co., Ltd..

(Notes:)
1. Directors and auditors denoted with an asterisk (*) mark are incumbent following their election at the Annual General Shareholders Meeting for the 27th Fiscal Year convened on June 27, 2002.
2. Auditors, Yoshihiro Hongo and Yoshihide Furubiki are "external auditors" as provided for in Article 18-1 of the Law Concerning Special Regulations under the Commercial Code of Japan in respect of Auditors etc. of Corporations
3. As of June 27, 2002, director Ken Takeuchi, Kazuhiro Kobayashi, Colpi Federico, resigned as director. Also as of November 20, 2002, director Yasuhiko Kinoshita, Sumiji Miyake resigned as director.
4. The major change of directors' title, duties or main profession in the 27th fiscal year .
;No applicable matters to report
5. Changes in directors following the close of the fiscal year
;No applicable matters to report.

Balance Sheet (as of March 31, 2002)

Assets		Liabilities	
Account Title	Amount	Account Title	Amount
	Thousands of Yen		Thousands of Yen

Assets

Account Title	Amount (Thousands of Yen)
Current assets	
Cash on hand and in bank	10,929,491
Notes receivable, trade	371,002
Accounts receivable, trade	
Goods, products and raw materials	2,853,955
Salable real estate	32,168
Film distribution rights	30,000
Account receivable, others	1,661,737
Advance payment	1,742,502
Short-term loans receivable	3,713,086
Deferred tax assets	459,292
Other current assets	149,725
Allowance for doubtful accounts	107,543
	(191,524)
Fixed assets	
Property and Equipment	2,487,003
Buildings	863,674
Tools, furniture and fixtures	246,200
Land	2,573
Intangible fixed assets	614,900
Telephone rights	7,026
Software	4,765
Investments and other assets	2,261
Investment securities	1,616,302
Investment in subsidiaries	
Long-term loans receivable	556,723
Long-term operational rights	30,000
Equity fund	642,259
Deferred tax assets	1,262,416
Other investments	328,500
Allowance for doubtful accounts	155,573
Deferred charges	(1,359,170)
Debt issue costs	
Discount of bonds issued	68,480
	68,230
	250
Total assets	13,484,974

Liabilities

Account Title	Amount (Thousands of Yen)
Current liabilities	2,671,016
Acceptance payable	527,300
Accounts payable, trade	704,571
Short-term borrowings	695,352
Accrued payables, trade	520,385
New share reservation right	73,350
Accrued taxes on inome tax	5,321
Other current liabilities	144,735
Long-term liabilities	2,686,170
Convertible bonds	1,510,000
Long-term debt	1,030,600
Accrued long term	114,102
Vested benefit obligation Directors' retirement allowance	4,012 12,918
Obligations under capital leases	14,537
Total liabilities	5,357,186
Shareholders' Equity	
Common Stock	11,848,973
Capital surplus	3,899,860
Additional paid in Capital	3,899,860
Accumuleted surplus	(7,518,523)
Additional paid in reserve	19,000
Undisposed accumulated profit at end of year	(7,537,523)
[Net income]	[(5,982,412)]
Devaluation Loss	(89,124)
Other Discounts from Issue of Securities	(6,585) (6,585)
Treasury Stock	(6,912)
Total shareholder's equity	8,127,788
Total liabilities and shareholders' equity	13,484,974

<u>Statement of Income</u>

(From April 1, 2001 to March 31,2002)

Accounting title	Amount	
《Ordinary profit and loss》	Thousands of Yen	Thousands of Yen
(Operating profit and loss)		
Operating revenue		
Net sales		7,501,653
Operating expense		
Cost of sales	6,798,453	
Selling, general and administrative expenses	3,444,706	10,243,159
Operating profit		(2,741,506)
(Non-operating income and expenses)		
Non-operating revenue		
Interest income	5,463	
Discount of Convertible Bonds	22,000	
Others	13,952	41,416
Non-operating expense		
Interest expense	86,384	
Redeemed Discount of Convertible Bonds	11,250	
Redemption of Convertible bond issue fee	100,255	
Loss from depletion of inventry asset	154,855	
New share issue expence amortization	46,553	
Others	137,174	536,473
Ordinary profit		(3,236,563)
《Special gains and losses》		
Special gains		
Gain from sale of fized assets	180,918	
Gain from the transffer of office goodwill	500,000	
Gain on sales of investments securities	1,848,677	
Gain from income adjustment of prior preod	4,498	2,534,094
Special losses		
Loss from sale of fixed assets	352,651	
Loss from remove of fixed assets	32,486	
Paid comission	150,000	
Loss from sales of investments Securities	246,627	
Loss from devaluation of investment securities	848,174	
Loss from sale of account Receivable	1,515,000	
Loss on disposal of property and equipment	879,794	
Ohters	3,081	4,027,816
Income before income taxes		(4,730,284)
Corporate inhabitants & enterprise taxes		1,620
Income taxes-deferred Corporated income tax adjustment		(1,250,507)
Deficit for the current term		(5,982,412)
Undisposed accumulated profit at beginning of fiscal year		958,751
Revaluation excess of liquidation		(2,485,062)
Loss from disposal gap of own shares		(28,800)
Undisposed accumulated profit at end of year		(7,537,523)

Statements about the going concern on the Company

The Company retreated from Film rights trading business in February 2003 and the net loss accounted by March end 2003 was amounted to Yen 5.9 billion and the amount of carried over loss becomes Yen 7.5 billion.
Reflected by these conditions, the Company is regarded as in the sever going concern conditions.
The Company adapted the three years term business plan for the purpose of desolve the present sever conditions. According to the three years term business plan, the Company expects another net loss of Yen 2.1 billion expected by March end 2004, and after that, by March end 2005 the net profit before tax is expected Yen 500 million and by March end 2006 the net profit before tax is expected Yen 800 miilion.
On the balance sheet & income statement basis, the accounting treatment is based on the continious exsistence of the Company, so there is not discounted any concerns about the existence of the Company reflected by the aforesaid negative conditions of the Company.

Significant Accounting Policies

1. Standards and Methods for Valuation of Assets

(1) Standards and Methods for Valuation of Securities
   1. Shares of the stock of subsidiaries and affiliates materials are valued at cost using the moving average cost method.
   2. Other securities are valued at market (if any) with the cap rate based on all capital, and the cost in principal calculated using the moving average cost method, while securities not listed on exchanges are valued at cost using the moving average cost method.
      Securities for which there is no market are valued at cost using the moving average cost method.

(2) Standards and Methods for Derivatives
   Valued at market

(3) Standards and Methods for Valuation of Inventory
   Goods, products and raw materials are valued at cost using the moving average cost method.

   Unfinished goods, salable real estate and movie distribution rights are valued at individual cost using the identified cost method; provided, however, that movie distribution rights are depreciated over a twelve-month depreciation period starting from the time they are used commercially using the sum-of-the-years'-digits method

2. Method of Depreciation of Tangible Fixed Assets.

(1) Tangible Fixed Assets
   The declining balance method is used.
   However for the buildings but equipments obtained after April 1st. 1998, the straight-line method is used.

(2) Intangible Fixed Assets
   The straight-line method is used.
   However, software used by the Company is valued in accordance with the straight-line method based on the actual period of possible use within the Company (from 3 to 5 years).

3. Method of Treating Deferred Assets

(1) Cost of Issuing Corporate Bonds
   The cost of issuing corporate bonds is depreciated over the longest term (3 years) as provided for by the Commercial Code using the average price during each fiscal year.

(2) Discount on Issue of Corporate Bonds

Discounts on the issue of corporate bonds are depreciated on the straight-line method over the maturity term.

The undepreciated balance of discount arising from the issue of shares upon interim conversion of corporate bonds is depreciated as a lump sum and added to the depreciated discount on issue of corporate bonds as a non-operating expense. The discount on par value and issue price on conversion of corporate bonds is added to operating income as profit on the conversion of corporate bonds.

(3) Expenses of Issuing New Shares

The total amount of costs is expensed at the time of investment.

4. Accounting for Reserves

(1) Bad debt allowance includes the amount of reversal limit calculated by actual reverse ratio in accordance with the Corporate Taxation Law in order to reserve for loss incurred by credit loss, as well as the estimated amount of uncollectibles based on a review of collectibility.

(2) Accrued bonus is accounted for as provision for payment of bonus based on the estimated amount to be paid during this fiscal year to the employees employed at the end of the fiscal year.

(3) Accrued severance benefit cost is funded for payment of retirement and severance benefits to employees and officers, in order to provide for future payment of officers' retirement benefits, the amount required to be paid at the end of the fiscal year is accounted for in accordance with the internal rules. Employee severance benefits is a reserve required by Article 287.2 of the Commercial Code.

5. Accounting for Lease Transactions

Financial lease transactions other than cases in which ownership of the leased property is transferred to a lessee are accounted for by use of the accounting method for ordinary lease transactions.

6. Impotant method for Financial Hedge Accounting.

Swap on Interest: Special treatment based on Financial Prpoducts Accounting is adapted.

7. Treatment of Consumption Tax, etc.

Figures do not include tax.

Notes to the Balance Sheet

1. Short-term credits to subsidiaries — Yen - thousand
   Short-term liabilities to subsidiaries — Yen - thousand

2. Amount of accumulated depreciation for tangible fixed assets — Yen 45,183 thousand

3. There are leased fixed assets other than fixed assets set forth in the Balance Sheet, such as office automation equipment and so forth.

4. Fixed assets held not by the Company

   Part of asset buildings is obtained on time payment transaction and the ownership is held by the previous owner. The unpaid remaining amount is 153,884 thousands yen.

5. Assets subject to collateral

Time Deposit	Yen	50,000 thousands
Buildings	Yen	87,339 thousand
Land	Yen	614,900 thousand

6. Balance of Guaranteed Liabilities — Yen 550,000 thousands
   Bill with endorsement — Yen 3,311 thousand

7. (1) On August 27th. 2001, in the Tokyo Regional Court, by the plaintiff of Deutch Securities Ltd. against the defendant of the Company the damage claim of Yen 174 million was brought a case on the Convertible Bond lead manager fee and the issue is on trial.
   (2) On May 23rd. 2002, in the Tokyo Regional Court, by the plaintiff of Igreck Compnay against the defendant of the Company the unpaid claim of Yen 59 million was brought a case on the TV program rights trading and the issue is on trial.
   (3) On December 25th. 2002, in the Tokyo Regional Court, by the plaintiff of Nihon Bungei Compnay against the defendant of the Company the damaged claim of Yen 22 million was brought a case on the publishing contract and the issue is on trial.
   (4) On January 28th. 2003, in the New-York Regional Court, by the plaintiffs of Key Int'l Inc. and Multi Net Int'l Inc.against the defendants of Amy Entertainment, Inc., Tokinori Maruya, Junko Motoyama and the Company the unpaid claim of US$ 2.165 million was brought a case on the unpayment damage and punishment compensation required and the issue is on trial.
   (5) On February 28th. 2003, in the Tokyo Regional Court, by the plaintiff of Marubeni Co., Ltd. against the defendant of the Company the unpaid claim of Yen 193 million was brought a case on the distribution reward payment and the issue is on trial.

8. The overdraft transaction

Limit of overdarft account	Yen	354,000 thousand
Borrowing from overdarft account	Yen	354,000 thousand
The balance remaining	Yen	- thousand

9. Stock Option to issue stock by the former Article 280.19 of the Commercial Code.

(1) Variation of issuing stock	Common Stock
(2) Amount of Warrant to issue stock	Yen 32,928, thousand
(3) Issue price of one share by exercising Warrant	Yen 784

10. Stock Option

Name of Stck Option:	No1. Stock Option
Issue units:	6,500 units (Yen 10,000 per unit)
Issue price:	Yen 195,000 thousands (Yen 30,000 per unit)
Exercising price:	Yen 360,000 per unit
The amount not exercised by March end 2003:	2,445 units
Exercise period:	From March 25th. 2003 to March 24th. 2004.

11. Deficit of capital: Difemtial amount calculated according to the Article 72 of the Commercial Code: Yen 7,544,335 thousand

12. Loss per Share for this Fiscal Year (Yen 73 Sen 37)

13. According to the Revaluation Law of land on the Article 34 of the Commercial Code, effective from March 31st. 1998, and the change of part of the Revaluation Law of land on the Article 19 of the Commercial Code, effective from March 31st. 2001, the Company revaluated land of business use.
The tax amount on the revaluation is accounted as "Revaluation deferred tax assets " in the balance sheet asset and the amount deducted the "Revaluation deferred tax assets" is accounted as "Revaluation diferrential" in the balance sheet Shareholders' Equity.

Revaluation method

According to the Revaluation Law Ordinance of land by the Article 2-5 on the Article 119 of the govermnet ordinance, effective from March 31st. 1998, the revaluation is based on the appraisal by land appraiser.

Date of revaluation	March 31st, 2002
Booking price before revaluation	Yen 704,024 thousand
Booking price after revaluation	Yen 614,900 thousand

Notes to the Statement of Income

Total of Transactions with Subsidiaries: None

Additional Information

1. Indication within own equity
   From this fiscal year based on the Commercial Code No.22, the indications are divided into "Capital", "Capital Reserve", "Profit Reserve" and Other items.

2. Net profit per share
   From this fiscal year the calculation method is based on the Corporate Accounting Rule No.2 and Corporate Accounting Adapting Guidance No.4, the indications are divided into "Capital", "Capital Reserve", "Profit Reserve" and Other items.
   There is no change occurred in the earnings per share by this calculation method.

3. Accounting methods about Treasury stock and Depreciation within Regal Reserve
   From this fiscal year the accounting method is based on the Corporate Accounting Rule No.1.
   There is no change occurred in the profit and loss this fiscal year by this accounting method.

Proposed Disposition of Accumulated Deficit

Outline	Amount
Undisposed accumulated deficit at end of year,	(7,536,438,497)
We will dispose as follows:	
Depreciation within the capital reserve	3,899,860,140
Accumulated deficit to be carried forward	(7,536,438,497)

Certified Copy of the Report of the Independent Auditors

Auditors Report, May 28th. 2003

To Board Directors of Omega Project Co., Ltd.

Kokusai Daiichi Audit Corporation

Takamasa Sasaki, (Seal) Representative Partner,
Certified Public Accountant,
Masaru Mohri, (Seal) Representative Partner,
Certified Public Accountant
Takashi Sekimoto, (Seal) Representative Partner,
Certified Public Accountant

In accordance with Article 2 of the "Law for Special Measures under the Commercial Code with respect to Auditing, etc. of Joint Stock Corporations", we have examined the Balance Sheet, Statement of Income, Business Report (the accounting figures only include therein) and the Proposed Disposition of Accumulated Deficit, and the Related Supplementary Schedules (the accounting figures only included therein) of Omega Project Co., Ltd. for the year from April 1, 2002 to March 31, 2003 (the 28th Fiscal Year). The accounting matters contained in the Business Report and the Supplementary Schedules, which are subject to our examination, were those based on the accounting books and records.

Our examination was made in accordance with generally accepted auditing standards and include such auditing procedures as normally required. The auditing procedures contained the procedures which we required for the examination concerning the subsidiaries.

As a result of our examination, our opinion is as follows:

(1) The Balance Sheet and Statement of Income present fairly the financial position and the results of operations of the Company in accordance with the applicable regulations and the Articles of Incorporation.

(2) The Business Report (the accounting figures only include therein) presents fairly the Company's affairs in accordance with the applicable law and the Articles of Incorporation.

(3) The Proposed Disposition of Accumulated Deficit is presented in accordance with the applicable regulations and the Articles of Incorporation.

(4) There are no particular observations to be made regarding the Supplementary Schedules (the accounting figures only included therein) in accordance with the provisions of the Commercial Code.

(Note to Add)

The Company is as mentioned in the Statements about the going concern on the Company to have retreated from Film rights trading business in February 2003 and the net loss accounted by March end 2003 was amounted to Yen 5.9 billion and the amount of carried over loss becomes Yen 7.5 billion.
Reflected by these conditions, the Company is regarded as in the sever going concern conditions.
Regarding the present sever conditions of the Company, the Company is to improve the conditions along with the Corporate Business Plan mentioned in the Statement about the going concern.
On the balance sheet & Income statement basis, the accounting treatment is based on the continious exsistence of the Company, so there is not discounted any concerns about the existence of the Company reflected by the aforesaid negative conditions of the Company.

There are no special relationships as stipulated in the Certified Public Accountants Law between the Company and ourselves.

Certified Copy of Report of the Board of Corporate Auditors

Auditors Report

Mr. Toyoyuki Yokohama
President and Representative Director of
Omega Project Co., Ltd.

We have received a report from each corporate auditor concerning the methods of audit and results of audit concerning the performance of the duties of the directors concerning the 28th Fiscal Year (from April 1, 2002 to March 31, 2003) and after due consideration have prepared an auditors report and hereby report as follows.

1. Outline of Audit Methods

In accordance with policies and division of responsibility designated by the Society and in addition to attending meetings of the board of directors and other important meetings, each corporate auditor listened to business reports from directors and so forth, examined important financial documents, investigated the condition of business and assets at the head office and other main places of business and demanded such reports concerning the business of subsidiaries as were deemed necessary. Moreover, we received reports and explanatory comments from the independent auditors and conducted additional investigation of the financial documents and Related Reports.

With respect to business activities of directors in competition with the Company, transactions of mutual interest between directors and the Company, benefits conferred by the Company without consideration, transactions with subsidiaries and shareholders other than in the ordinary course of business and acquisitions, dispositions and so forth of the Company's own shares, in addition to the abovesaid audit methods, reports from directors and so forth were demanded as necessary and thorough investigations of the circumstances of each said transaction were conducted.

2. Results of Audit

(1) The audit methods and results of KokusaiDaiichi Audit Corporation were appropriate.
(2) The Business Report presents fairly the Company's affairs in accordance with the applicable law and the Articles of Incorporation.
(3) With respect to the Disposition of Accumulated Deficit, after examining the assets and other circumstances of the Company, there were no matters which would have to be reported.
(4) The Supplementary Schedules accurately reflected all required matters and there were no matters which would have to be reported.
(5) With respect to the performance of the duties of the directors, there were no dishonest acts or any facts which indicated violation of any applicable laws or the Articles of Incorporation.

With respect to business activities of directors in competition with the Company, transactions of mutual interest between directors and the Company, benefits conferred by the Company without consideration, transactions with subsidiaries and shareholders other than in the ordinary course of business and acquisitions, dispositions and so forth of the Company's own shares, there were no dishonest acts or any facts which indicated violation of any applicable laws or the Articles of Incorporation in connection with the performance of the duties of the directors.

May 29, 2003

Omega Project Co., Ltd. Corporate Auditors
Full-time Corporate Auditor: Hiroya Kawada (Seal)
Corporate Auditor: Yoshihiro Hongo (Seal)
Corporate Auditor: Yoshihide Furubiki (Seal)

(Note:) Corporate Auditors Yoshihiro Hongo and Yoshihide Furuki are "outside auditors" in accordance with Article 18.1 of The Law for Special Measures under the Commercial Code with respect to Auditing, etc. of Joint Stock Corporations.

End

Information Pertaining to the Exercise of Voting Rights

1. Number of voting rights held by shareholders : 146,770. voting rights

2. Voting Agenda and Related Issues

Item No. 1: Approval of Proposed Disposition of Loss for the 28th Fiscal Year

The full details concerning this item can be found in section of page 15th. of the attached document. According to the Commercial Law 289-1, the capital reserve fund is used to make up loss of the Capital Loss occurred by this fiscal year.
The carried over loss is amounted to Yen 3,637,662,876.

Item No. 2: Amendment in part of the Articles of Incorporation.

(1) Reasons for changes

① According to the change of parts of the Commercial Law and Audit regulation for stock company, effective from October 1st. 2001,and effective from April 1st. 2002, and effective from May 1st. 2002, April 1st. 2003 the Company will change the parts of the Articles of Incorporation.

② Change of the total number of shares to issue.
The total number of shares, the company can issue, is 189,000,000 shares, however the total number of shares already issued has been reached 146,549,941 shares by March end 2003, the Company is to increase the total number of shares, as which the company can acquire sufficient capital and finance, the total numbers is to be changed to 586,000,000 shares.

③ Changes of business purposes.
The Company aims to start to manage the funds including stocks and securities to obtain capital gains. As for this new business promotion, the Company is to add some new business purposes.

④ Essential amendments required on the change of expressions and other reasons are for the purpose to arrage the text properly.

(2) Details of proposed changes

The details of the proposed changes are stated below.
Section of the current Articles of Incorporation that are unchanged are omitted.

[Current Articles]

Chapter One (1) General Provision
Article Two Purposes
The purposes of the Company shall be to engage in the following business activities:

1. System development, planning, design, engineering, management and consulting services for communication equipment to be used in sports and leisure facilities, hotels, commercial facilities, condominiums and hospitals, etc.;
2. Planning, development, design and sale of health care equipment and consulting services in connection therewith;
3. Manufacture and sale of electronic equipment and machinery, accessories, parts and materials, etc.;

4. Sale and purchase, lease and management of various property including electrical equipment, electronic equipment, computers, office equipment, measuring equipment, optical instruments, precision tools, lighting equipment, machine tools for the automotive industry, medical instruments, furniture, fixtures and furnishings, equipment for commercial use, etc.;
5. Electrical engineering and electronic communications engineering;
6. Sale and purchase, lease and management of real estate;
7. Temporary employment agency business under the Worker Dispatching Law;
8. Publishing, planning, sale, import and export and rental service for books;
9. Planning, production, sale, import and export and rental service for audiotapes intended for language education, compact discs and videotapes;
10. Advertising business and advertising agency businesses:
    (1) Planning and production of advertising and publicity;
    (2) Investigation and collection of information concerning market research and the sale, promotion and supply thereof;
    (3) Management consulting businesses; and
    (4) Design, engineering and management of electric and neon signs;
11. Planning, production, sale, import and export, rental and lease services for computer software;
12. Internet access services and information provision services;
13. Television and other broadcasting businesses;
14. Cable broadcasting communication businesses;
15. Planning, production and sale of visual media software;
16. Management of copyrights for visual media software;
17. Marketing businesses (purchase, distribution, implementation, import and export, intermediary and mediation services) for visual media software;
18. Miscellaneous information provision services;
19. Property insurance agency and life insurance sales businesses;
20. Manufacture, sale and purchase of cellular phones;
21. Manufacture, sale and purchase of computer peripheral equipment;
22. Collection and distribution of information through communication systems;
23. Management of musical copyrights;
24. Development of use of musical copyright works;
25. Planning and production of original templates of compact discs, music tapes and videotapes, etc.;
26. Publishing of music; and

[Revised Articles]

Chapter One (1) General Provision

Article Two Purposes

The purposes of the Company shall be to engage in the following business activities:

From 1. to 26. stay same.

27. Trading and investment of stocks and securities.
28. Managements for corporate merger and acquisition, and conjuction tie-up and transfer of business promotion rights.
29. Any other businesses associated with each of the above.

[Current Articles]

Chapter Two (2) Shares

Article 5. Total number of shares authorized to be issued and warrants to subscribe new shares.

1. The total number of shares authorised to be issued by the Company shall be 189,000,000.
2. The Company may, pursuant to the provisions of Article 280-19 of the Commercial Code of Japan, grant to Directors or employees of the Company warrants to subscribe new shares thereof.

Article 6. The par value of each par value share shall be ¥50.

Article 7. The number of shares of the Company constituting one unit shall be 1,000 shares.

Article 8. Share handling regulations

The denomination of share certificates issued by the Company, registration of transfer of shares, acceptance of applications requesting purchase of shares constituting less than one unit and other procedures relating to handling of shares, and the fees therefor shall be provided for in the Share Handling Regulations to be established by the Board of Directors.

Article 9. Transfer Agent

(1) The Company shall appoint a transfer agent with respect to its shares.

(2) The transfer agent of the Company and its Share Handling Office shall be determined by a resolution of the Board of Directors.

(3) The Register of Shareholders of the Company (which term shall hereinafter include the Beneficial Owners List) shall be maintained at the Share Handling Office of the transfer agent, and registration of transfers of shares, registration of pledges, indications of trust property status, delivery of share certificates, receipt of notifications, acceptance of applications requesting purchase of shares constituting less than one unit and other business relating to shares shall be handled by the transfer agent and not by the Company.

Article 10. (Ommission of explanation)

Chapter Three (3) General Meetings of shareholders

Article 11. (Ommission of explanation)
Article 12. (Ommission of explanation)
Article 13. (Ommission of explanation)
Article 14. (Ommission of explanation)
Article 15. (Ommission of explanation)

Chapter Four (4) Directors and Board of Directors

Article 16. (Ommission of explanation)
Article 17. Election of directors

(1) The Directors of the Company shall be elected at a General Meeting of Shareholders.

(2) Election of Directors of the Company shall be adopted by a majority of the voting rights of the shareholders present, a quorum being the attendance of shareholders representing 1/3 or more of the total number of issued shares with voting rights.

(3) No cumulative voting shall be conducted in the election of Directors of the Company.

Article 18. (Ommission of explanation)
Article 19. (Ommission of explanation)
Article 20. (Ommission of explanation)
Article 21. (Ommission of explanation)
Article 22. (Ommission of explanation)

Chapter Five (5) Statutory Auditors and Board of Statutory Auditors

Article 23. (Ommission of explanation)
Article 24. Election of statutory auditors

(1) The Statutory Auditors of the Company shall be elected at a General Meeting of Shareholders.

(2) Election of Statutory Auditors of the Company shall be adopted by a majority of the voting rights of the shareholders present, a quorum being the attendance of shareholders representing 1/3 or more of the total number of issued shares with voting rights.

Article 25. Term of office of Statutory Auditors

(1) The term of office of the Statutory Auditors of the Company shall expire upon the conclusion of the Ordinary General Meeting of Shareholders in respect of the last fiscal period ending within 3 years after their assumptions of office.

(2) The term of office of a Statutory Auditor elected to fill a vacancy created by the resignation of a Statutory Auditor before expiration of his/her term of office shall expire when the term of office of the present Statutory Auditor who has retired would otherwise expire.

Article 26. (Ommission of explanation)
Article 27. (Ommission of explanation)
Article 28. (Ommission of explanation)
Article 29. (Ommission of explanation)

Chapter Six (6) Accounts

Article 30. (Ommission of explanation)

Article 31. (Ommission of explanation)

Article 32. (Ommission of explanation)

Article 33. Conversin period of convertible bonds

The initial cash dividends or interim dividends on shares issued upon conversion of convertible bonds of the Company shall be paid as though, and it shall be deemed that, conversion was effected on 1st April, if a request for conversion is made during the period from 1st April to 30th September, and on 1st October, if a request for conversion is made during the period from 1st October of a year to the 31st March of the following year.

Article 34. (Ommission of explanation)

Supplement Provision. (Ommission of explanation)

[Revised Articles]

Chapter Two (2) Shares

Article 5. Total number of shares authorized to be issued and warrants to subscribe new shares.
The total number of shares authorised to be issued by the Company shall be 586,000,000.

Article 6. 1. The par unit of shares shall be 1000 shares.
2. The Company is not to issue any share under one unit without exceptions regulated by Share handling Regulations.

Article 7. The regulations of shares issued by the Company are regulated by the Share handling Regulations provided by the board of directors.

Article 8. Transfer Agent

(1) The Company shall appoint a transfer agent with respect to its shares.

(2) The transfer agent of the Company and its Share Handling Office shall be determined by a resolution of the Board of Directors.

(3) The Register of Shareholders of the Company (which term shall hereinafter include the Beneficial Owners List) and the Register of Shareholders lost certificates shall be maintained at the Share Handling Office of the transfer agent, and registration of transfers of shares, registration of pledges, indications of trust property status, delivery of share certificates, receipt of notifications, acceptance of applications requesting purchase of shares constituting less than one unit and other business relating to shares shall be handled by the transfer agent and not by the Company.

Article 9. (Ommission of explanation and same as before)

Chapter Three (3) General Meetings of shareholders

Article 10. Convocation of general meetings of shareholders
(Ommission of explanation and same as before)

Article 11. Person to convene and chairman (Ommission of explanation and same as before)

Article 12. Resolutions regulated by Commercial Code 343 shall be adopted by more than one third of the voting rights of the shareholders present thereat with together more than two thirds of consents.

Article 13. Exercise of voting rights by proxy (Ommission of explanation and same as before)

Article 14. Minute of General Meetings of Shareholders
(Ommission of explanation and same as before)

Chapter Four (4) Directors and Board of Directors

Article 15. Number of Directors (Ommission of explanation and same as before)

Article 16. Election of Directors (Ommission of explanation)

2. Election of Directors of the Company shall be adopted by more than one third of the voting rights of the shareholders present, a quorum being the attendance of shareholders representing the majority of the total number of issued shares with voting rights.

Article 17. Terms of Office of Directors (Ommission of explanation and same as before)

Article 18. Representative directors and directors with specific title
(Ommission of explanation and same as before)

Article 19. Convocation of meetings of board of directors
(Ommission of explanation and same as before)

Article 20. Regulations of board of directors (Ommission of explanation and same as before)
Article 21. Remuneration (Ommission of explanation and same as before)
Article 22. Number of statutory auditors (Ommission of explanation and same as before)

Chapter Five (5) Statutory Auditors and Board of Statutory Auditors

Article 23. Election of statutory auditors (Ommission of explanation and same as before)

2. Election of Statutory Auditors of the Company shall be adopted by a majority of the voting rights of the shareholders present, a quorum being the attendance of shareholders representing 1/3 or more of the total number of voting rights.

Article 24. Term of office of statutory auditors

1. The term of office of the Statutory Auditors of the Company shall expire upon the conclusion of the Ordinary General Meeting of Shareholders in respect of the last fiscal period ending within 4 years after their assumptions of office.
2. (Ommission of explanation and same as before)

Article 25. Full Time Statutory Auditor (Ommission of explanation and same as before)
Article 26. Meetings of board of statutory auditors (Ommission of explanation and same as before)
Article 27. Regulations of the board of statutory auditors
(Ommission of explanation and same as before)
Article 28. Remuneration (Ommission of explanation and same as before)

Chapter Six (6) Accounts

Article 29. Fiscal Period (Ommission of explanation and same as before)
Article 30. Cash Dividends (Ommission of explanation and same as before)
Article 31. Interim Dividends (Ommission of explanation and same as before)
Article 32. Conversin and exercise period of convertible bonds and stock options

The initial cash dividends or interim dividends on shares issued upon conversion of convertible bonds and exercising stock options of the Company shall be paid as though, and it shall be deemed that, conversion and exercising stock options were effected on 1st April, if a request for conversion or exercising stock options is made during the period from 1st April to 30th September, and on 1st October, if a request for conversion or exercising stock options is made during the period from 1st October of a year to the 31st March of the following year.

Article 33. Prescription period for payment of dividends
(Ommission of explanation and same as before)
Supplement Provision. (Ommission of explanation and same as before)

Item No. 3 Amendment in part of the conversion condition of the domestic second convertible bond and Euro-Yen convertible convertible bond with maturity date of November, 2004.

(1) Reasons for changes
To ensure the promotion of capital improvement.

(2) Details of proposed changes
The details of the proposed changes are stated below.

1. Domestic Second Convertible Bond
Isuue Date: August 27th. 2001
Issue Amount: Yen 1.5 billion
Existing Amount: Yen 1.5 billion
Interset of the bond: 1.00 % per year
Maturity Date: July 29th. 2005

[Current condition]
Article 22 Condition of convert
Item (1) and (2): Conversion Price as of June 10th. 2003 is Yen 102 per share.
[Revised condition]
Article 22 Condition of convert
Item (1) and (2): Conversion Price shall be amended to the three days' average stock price of the daily closing price of the Company traded at JASDAQ stock market in Japan from June 25th. To June 27th. 2003, but figures less than one yen added.

2. Euro Yen Convertible Bond with maturity date of November 2004
Isuue Date: January 16th. 2001
Issue Amount: Yen 2 billion
Existing Amount: Yen 10 million
Interset of the bond: 0.00 % per year
Maturity Date: November 30th. 2004

[Current condition]
Article 3. Condition of convert
Item (b) : Conversion Price as of June 10th. 2003 is Yen 100 per share.
[Revised condition]
Article 3. Condition of convert
Item (b) : Conversion Price shall be amended to the three days' average stock price of the daily closing price of the Company traded at JASDAQ stock market in Japan from June 25th. To June 27th. 2003, but figures less than one yen added.

Item No. 4: Election of three directors

The terms of Director Min Ki Kim will expire upon completion of today's General Meeting of Shareholders, in consequence of which, it will be necessary for you to newly appoint three directors.
After the new appointment of three directors, the board of directors of the Company consists of five directors and tries to achieve more steady and mobile performances.
The candidates for the position of directors are as set forth below.

Candidate No.	Name (birth date)	Resume and Positions as Representative of other Corporations	Number of Shares Owned
1.	Kyouichi Miyazaki (born January 1, 1948)		0 Share
	April 1970	Founded Kawada-Kohboh limited private company.	
	September 1982	Appointed as Representative Director of ACS Inc.	
	June 1987	Entered Seibu Department Store Co., Ltd. and appointed media division chief manager.	
	January 1991	Appointed as Representative Director of Zak Corporation Co.,Ltd. (Present position)	
	November 2002	Appointed as auditor of Union Optical Co., Ltd. (Present position)	
2.	Min Ki Kim (born April 4, 1963)		0 Share
	January 1987	Entered Samsung Electronics Co., Ltd.	
	March 1991	Dispatch worker of Samsung company of Japan.	
	September 1999	Appointed as Representative Director and President of STARMAX Co., Ltd.	
	April 2000	Appointed as Director of Cine Town Inc. (Present position)	
	February 2001	Appointed as Director of Rentrak Korea Inc. (Present position)	
	June 2001	Appointed as Director of Omega Project Co., Ltd. (Present position)	
	July 2002	Appointed as Administration officer of STARMAX Co., Ltd. in Korea after merged with GAONIX Co., Ltd in Korea.	
3.	Yoshiaki Kondoh (born May 20, 1971)		0 Share
	February 2002	Appointed as Representative of Humandoll • LLC (Present position)	

(Note:) Candidate No.2 (Min Ki Kim) and No.3 (Yoshiaki Kondoh) are proper candidates for outside director in accordance with Commercial Code 188-2, 7-2.
(Note:) No special interest exists between any candidate and the Company.

Item No. 5: Election of One Auditor

The terms of Auditor Yoshihide Furubiki will expire upon completion of today's General Meeting of Shareholders, in consequence of which, it will be necessary for you to newly appoint one auditor.
In addition, this bill have obtained permission from board of auditors.
The candidates for the position of auditor is as set forth below.

Candidate No.	Name (birthdate)	Resume and Positions as Representative of other Corporations	Number of Shares Owned
1.	Yoshihide Furubiki (born January 31, 1949)		8,000 shares
		April 1977 Founded Lack Co., Ltd., and appointed Representative Director	
		July 1982 Founded Lip Co., Ltd., and appointed Representative Director	
		March 1993 Founded Lack Franchise Union Co., Ltd., and appointed Representative Director. (Present position)	
		April 2000 Founded Academy of Royal Monaco Nailist school, and appointed the chairman of a board of directors. (Present position)	
		June 2000 Appointed Auditor of the Company. (Present position)	

(Note:) 1. Candidate of Yoshihide Furubiki is a proper candidate for outside auditor in accordance with Commercial Code 18-1.
2. No special interest exists between this candidate and the Company.

Item No. 6 Election of accounting auditor.
After the Company's accounting auditor, ChuoAoyama Audit Corporation, resigned as of September 20, 2002, Kokusai Daiichi Audit Corporation was appointed as temporary accounting auditor of the Company. Proposing to elect as the authorized accounting auditor.
In addition, this bill have obtained permission from board of auditors.
The candidates for the position of accounting auditor is as set forth below.

Name: Kokusai Daiichi Audit Corporation

Office: Main office for Representative Partner and Certified Public Accountant:
1-8-21 Ginza, Chuo-ku, Tokyo, Japan 104-0061

Other office	Osaka and Sapporo
Oveseas office	Hong Kong
Associated overseas office	Indonesia

History of the company

June	1989	Founded
April	1990	Establishing office in Kobe
August	1995	Closing Kobe office, and establishing office in Osaka.
June	2000	Establishing office in Sapporo

Corporate Organization (as of May 31, 2003)

Chairman of the board	Yoshimasa Yamamoto
Number of staffs	14 Employees of company
	11 Accountants
	2 Accountant assistants
	15 Other staffs
Number of auditing companies	18 under Commercial law and Securities law.
	40 under other auditing.
Capital Amount	Yen 19,000 thousand

End

Voting Ballot Form

I hereby exercise my right to vote on each of the Resolutions to be proposed at the Annual General Meeting of Shareholders (including any continued or adjourned meetings) for the 28th Fiscal Year of Omega Project Co., Ltd., to be held on June 27, 2003 as follows (please check the boxes below):

Resolutions:

Resolution No. 1:	In Favor ☐		Opposed
Resolution No. 2:	In Favor ☐		Opposed
Resolution No. 3:	In Favor ☐		Opposed
Resolution No. 4:	In Favor ☐	but excluding (____________)	Opposed
Resolution No. 5:	In Favor ☐		Opposed
Resolution No. 6:	In Favor ☐		Opposed

Date: June _____, 2003

Shareholder No. ____________________

Number of Shares held ________________shares

Number of Voting Shares ______________shares

Name and Address

Seal

-- cut here --

Remarks:

1. If attending the Meeting, please submit the above voting ballot form to the reception desk at the meeting hall.
2. In the event it will not be possible for you to attend on that day, please mark either of In Favor or Opposed on the above form, affix your seal impression, detach this portion and return the above form to the Company so as it will arrive before June 26, 2002.
3. If you reject one or more, but not all, of the nominees in Resolution No.3, please mark In Favor, then indicate the rejected nominee(s)'s identification number(s) in the brackets (the identification number of each nominee is set forth in the reference materials attached to the Notice of Convocation).

Omega Project Co., Ltd.

When you send your Voting Ballot From by mail, please send the portion above the cut line to the following address:

Omega Project Co., Ltd.
c/o Transfer Agent Department
Mitsubishi Trust & Banking Co., Ltd.
7-7, Nishi-Ikebukuro 1-chome,
Toshima-ku, Tokyo 119-0150